UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2017 RESULTS 1;2

Santiago, Chile, August 9, 2017 – CCU announced today its consolidated financial results for the second quarter ended June 30, 2017:

•

Consolidated Volumes increased 7.1%, driven by a 26.5% volume increase in the International Business Operating segment and a 2.7% volume increase in the Chile Operating segment, partially compensated by a 3.2% volume decrease in the Wine Operating segment.

•	Net sales increased 12.1% as a result of the 7.1% volume increase, and 4.6% increase in average prices in CLP terms.
•	EBITDA increased 28.7%, where the main drivers of the increase were the International Business and Chile Operating segments with an increase of 119.6% and 23.9% respectively, partially offset by the 25.4% decrease in EBITDA of the Wine Operating segment.
•	Net income increased 34.6% this quarter.
•	Earnings per share increased 34.6% due to a higher Net income.

Key figures	Q2´17	Q2´16	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	5,116	4,776	7.1
Net sales	345,043	307,905	12.1
Gross profit	175,513	151,655	15.7
EBIT	22,795	14,904	52.9
EBITDA	44,367	34,461	28.7
Net income	8,455	6,281	34.6
Earnings per share (CLP)	22.9	17.0	34.6

Key figures	YTD '17	YTD '16	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	12,452	11,777	5.7
Net sales	793,728	722,098	9.9
Gross profit	421,771	382,551	10.3
EBIT	101,664	88,831	14.4
EBITDA	144,599	127,564	13.4
Net income	55,054	50,867	8.2
Earnings per share (CLP)	149.0	137.7	8.2

[1] For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add up exactly to the total shown.

[2] All references in this Press Release shall be deemed to refer to Q2’17 figures compared to Q2’16 figures, unless otherwise stated.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 13

PRESS RELEASE

COMMENTS FROM THE CEO

Our second quarter 2017 results showed an increase in EBITDA of 28.7%, from CLP 34,461 million to CLP 44,367 million, continuing our positive trend. Despite adverse economic conditions in our different geographies, we have been able to grow our consolidated volumes 7.1%. The volume growth was driven by the International Business Operating segment, which experienced a volume growth of 26.5%, followed by the Chile Operating segment with 2.7% growth and partially offset by a 3.2% volume decrease in the Wine Operating segment. Our EBITDA improvement was driven by both the Chile and the International Business Operating segments, as a result of the before mentioned volume growth, revenue management and the efficiencies obtained through the ExCCelencia CCU program. At the same time, the Wine Operating segment experienced a decrease in EBITDA not only due to lower volumes, but foremostly significant higher cost of wine, which by itself represents 7.7% of CCU´s consolidated EBITDA. Our consolidated EBITDA margin improved 167 bps from 11.2% to 12.9%. When excluding the restructuring3 costs we incurred in the second quarter of 2016, our EBITDA increased 19.0%, a margin improvement of 75 bps. All-in, our Net income increased 34.6% from CLP 6,281 million to CLP 8,455 million.

In the Chile Operating segment our top-line grew 6.9% as a result of 2.7% higher volumes combined with 4.1% higher average prices. We managed this volume and price growth, despite a weak economic environment, as represented by a weak IMACEC[4] of 1.0% and pessimistic consumer confidence. Despite an intense competitive environment, we managed to maintain our overall market share. Gross profit increased 7.7%, an improvement of 39 bps as a percentage of Net sales. The initiatives of the ExCCelencia CCU program, including the combination of the route to market of the beer and non-alcoholic categories, enabled us to achieve additional efficiencies, especially in logistics, decreasing our MSD&A as a percentage of Net sales by 229 bps. All-in we had an EBITDA growth of 23.9% from CLP 30,518 million to CLP 37,815 million, translated into an EBITDA margin of 18.0%, an improvement of 247 bps. When excluding the restructuring3 costs we incurred in the second quarter of 2016, our EBITDA increased 17.8%, a margin improvement of 167 bps.

The International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, reported top-line growth of 42.8%, driven by 26.5% higher volumes, combined with 12.9% higher average prices in CLP terms. Volume growth was driven by favorable weather conditions, growth of the beer industry and market share gains in Argentina, and also by volume growth in Paraguay and Uruguay. The higher average prices resulting from our revenue management efforts in order to keep up with inflation levels, together with efficiencies and scale effects of the strong volume growth on fixed manufacturing costs, have enabled us to achieve a 541 bps improvement in Gross margin, from 51.2% to 56.6%. Further efficiency gains have enabled us to achieve a 617 bps decrease in our MSD&A as a percentage of Net sales. All-in our EBITDA improved from negative CLP 5,682 million to positive CLP 1,114 million. Excluding the restructuring3 costs we incurred in the second quarter of 2016, our EBITDA increased from negative CLP 4,443 million to positive CLP 1,114 million.

The Wine Operating segment reported a top-line contraction of 0.7%, as a result of a 3.2% volume decrease combined with 2.6% higher average prices in CLP terms. The volume decrease is a result our export volumes. Despite the higher average prices, our Gross margin contracted 520 bps as a result of the CLP 3,437 million higher cost of wine following two consecutive weak harvests. With relatively stable MSD&A, the Gross margin contraction has resulted in a decrease of our EBITDA margin by 584 bps, from 23.4% to 17.6%, which has translated in a decrease of 25.4% from CLP 12,430 million to CLP 9,269 million.

We have been able to continue the positive trend, and we maintain an optimistic view regarding the medium and long-term perspective of our economies. However, we remain cautious regarding short-term macroeconomic challenges, including consumer confidence. Having said that, in the short term we reinforce our commitment to revenue management and efficiency initiatives related to the ExCCelencia CCU program, building on our strong brands and effective execution.

[3] Restructuring in Chile and Argentina during the second quarter of 2016 for an amount of CLP 2,809 million.

[4] IMACEC = ĺndice Mensual de Actividad Económica (Monthly Industrial Index on Economic Activity) is calculated by the Central Bank of Chile.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 13

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS SECOND QUARTER (Exhibit 1 & 3)

•	Net sales increased 12.1% as a result of 7.1% higher volumes, driven by volume growth in the International Business and Chile Operating segments, and 4.6% higher average prices in CLP terms.
•

Cost of sales increased 8.5%, mostly caused by the 7.1% increase in volume, and a 1.3% increase in the Cost of sales per hectoliter. The Chile Operating segment showed an increase of 3.3% in Cost of sales per hectoliter, mainly due to higher cost of several raw materials including aluminum and fruit pulp, along with inflation affecting manufacturing costs. In the International Business Operating segment, the Cost of sales per hectoliter remained flat in relation to the same period last year, as increases in the prices of several raw materials such as aluminum, and the devaluation of the ARS against the USD, were offset by scale effects on fixed manufacturing costs due to our strong volume growth in Argentina. In the Wine Operating segment, the increase of 12.3% in Cost of sales per hectoliter was due to the CLP 3,437 million higher cost of wine, following two consecutive weak harvests.

•	Gross profit increased 15.7% as Net sales increased 12.1%, partially offset by the 8.5% increase in Cost of sales. Gross margin increased 161 bps compared to the same period last year.
•

MSD&A increased 11.3% mostly due to the inflation in Argentina. In the Chile Operating segment the initiatives of the ExCCelencia CCU program, including the combination of the route to market of the beer and non-alcoholic categories, enabled us to achieve additional efficiencies, especially in logistics, decreasing our MSD&A as a percentage of sales by 229 bps. In the International Business Operating segment scale benefits and efficiencies related to the ExCCelencia CCU program have enabled us to achieve a 617 bps decrease in our MSD&A as a percentage of Net sales. In the Wine Operating segment our MSD&A as a percentage of Net sales remained relatively stable.

•	EBIT increased 52.9%, as a result of the 15.7% increase in Gross profit, combined with the 11.3% increase in MSD&A.
•

EBITDA increased 28.7%, where the main drivers of the increase were the International Business and Chile Operating segments with an increase of 119.6% and 23.9%, respectively, partially offset by the 25.4% decrease in EBITDA of the Wine Operating segment. Our consolidated EBITDA margin improved 167 bps from 11.2% to 12.9%. When excluding the restructuring costs we incurred in the second quarter of 2016, our EBITDA increased 19.0%, a margin improvement of 75 bps.

•

Non-operating result worsened by 24.7%, as a result of higher net financing costs and lower joint venture and associated results, mainly in Colombia. This was partially offset by lower results as per adjustment units for our UF denominated debt, following the lower inflation compared to last year, resulting in lower UF variation.

•

Income tax increased 129.8% mostly due to the higher taxable income, and the increase of the First Category Income tax rate in Chile from 24.0% to 25.5%. Next to that, we also experienced a smaller positive impact of price-level restatements of the tax equity due to adjustments for inflation in Chile, as a result of lower inflation level compared to last year.

•	Net income increased 34.6% this quarter, due to the higher taxable income, and lower minority interest due to the lower results in our wine business, partially offset by higher income taxes.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 13

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS YTD JUNE 2017 (Exhibit 2 & 4)

•	Net sales increased 9.9% as a result of 5.7% higher volumes, mostly driven by volume growth of the International Business and Chile Operating segments, together with 4.0% higher average prices in CLP terms.
•	Cost of sales increased 9.5%, caused by the 5.7% increase in volume, and an increase of 3.6% in the Cost of sales per hectoliter in CLP terms. The increase in the Cost of sales per hectoliter was caused by a higher cost of aluminum and fruit pulp, by inflation and devaluation of the ARS against the USD, and a higher cost of wine, partially compensated by the 4.4% appreciation of the CLP against the USD.
•	Gross profit increased 10.3% as Net sales increased 9.9%, partially offset by the 9.5% increase in Cost of sales, while Gross margin remained flat at 53.1%.
•	MSD&A increased 8.8% mostly due to the inflation in Argentina. Our MSD&A as a percentage of Net sales decreased 41 bps, as a result of the initiatives related to the ExCCelencia CCU program, in particular the results of our initiatives related to planning and logistics.
•	EBIT increased 14.4%, as a result of the 10.3% increase in Gross profit, combined with the 8.8% increase in MSD&A
•	EBITDA increased 13.4%, where the main drivers of the increase were the International Business and Chile Operating segments with an increase of 157.2% and 15.0%, respectively, partially offset by the 23.2% decrease in EBITDA of the Wine Operating segment. Our EBITDA margin increased from 17.7% to 18.2%, a margin improvement of 55 bps.
•	Non-operating result improved by 5.7%, mostly due to the smaller loss on our hedges related to the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets when compared to last year, as reported as part of Other gains/(losses). In addition we experience lower results as per adjustment units for our UF denominated debt, following the lower inflation compared to last year, resulting in lower UF variation. These effects were partially offset by higher net financing costs and lower joint venture and associated results, mainly in Colombia.
•	Income tax increased 135.1% due to the higher taxable income, the increase of the First Category Income tax rate in Chile from 24.0% to 25.5%, and due to a smaller positive impact on taxes resulting from our foreign currency denominated assets compared to last year. Next to that, we also experienced a smaller positive impact of price-level restatements of the tax equity due to adjustments for inflation in Chile, as the inflation level is lower compared to last year.
•	Net income increased 8.2%, due to the higher taxable income, and lower minority interest as a result of the lower results in our wine business, partially offset by higher income taxes.

          .

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 13

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS SECOND QUARTER

1. CHILE OPERATING SEGMENT

In the Chile Operating segment our top-line grew 6.9% as a result of 2.7% higher volumes combined with 4.1% higher average prices. We managed this volume and price growth, despite a weak economic environment, as represented by a weak IMACEC of 1.0% and pessimistic consumer confidence. Despite an intense competitive environment, we managed to maintain our overall market share. Gross profit increased 7.7%, an improvement of 39 bps as a percentage of Net sales. The initiatives of the ExCCelencia CCU program, including the combination of the route to market of the beer and non-alcoholic categories, enabled us to achieve additional efficiencies, especially in logistics, decreasing our MSD&A as a percentage of Net sales by 229 bps. All-in we had an EBITDA growth of 23.9% from CLP 30,518 million to CLP 37,815 million, translated into an EBITDA margin of 18.0%, an improvement of 247 bps. When excluding the restructuring costs we incurred in the second quarter of 2016, our EBITDA increased 17.8%, a margin improvement of 167 bps.

This quarter, CCU has been identified amongst the companies with the best corporate reputation in Chile, according to studies performed by RepTrak Chile including more than one hundred companies from Chile´s main business sectors. Also this quarter, CCU has signed the “Acuerdo por la Empleabilidad Juvenil” (Youth Employability Agreement), with the objective to reduce youth unemployment with the support of industry players.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

The International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, reported top-line growth of 42.8%, driven by 26.5% higher volumes, combined with 12.9% higher average prices in CLP terms. Volume growth was driven by favorable weather conditions, growth of the beer industry and market share gains in Argentina, and also by volume growth in Paraguay and Uruguay. The higher average prices resulting from our revenue management efforts in order to keep up with inflation levels, together with efficiencies and scale effects of the strong volume growth on fixed manufacturing costs, have enabled us to achieve a 541 bps improvement in Gross margin, from 51.2% to 56.6%. Further efficiency gains have enabled us to achieve a 617 bps decrease in our MSD&A as a percentage of Net sales. All-in our EBITDA improved from negative CLP 5,682 million to positive CLP 1,114 million. Excluding the restructuring costs we incurred in the second quarter of 2016, our EBITDA increased from negative CLP 4,443 million to positive CLP 1,114 million.

This quarter our license agreement to produce and distribute the beer brand Miller Genuine Draft in Argentina became effective, complementing our beer portfolio in this country.

3. WINE OPERATING SEGMENT

The Wine Operating segment reported a top-line contraction of 0.7%, as a result of a 3.2% volume decrease combined with 2.6% higher average prices in CLP terms. The volume decrease is a result our export volumes. Despite the higher average prices, our Gross margin contracted 520 bps as a result of the CLP 3,437 million higher cost of wine following two consecutive weak harvests. With relatively stable MSD&A, the Gross margin contraction has resulted in a decrease of our EBITDA margin by 584 bps, from 23.4% to 17.6%, which has translated in a decrease of 25.4% from CLP 12,430 million to CLP 9,269 million

During the quarter, we completed the expansion plan in our facilities in Molina. As we mentioned in the past, our facilities in Lontué will continue to serve only as a storage location.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 13

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean carbonated soft drinks producer, the largest Chilean water and nectar producer, and the largest pisco producer. It is the second-largest Argentine brewer, and participates in the beer, water and soft drinks industries in Uruguay, Paraguay and Bolivia, and in the beer industry in Colombia. It is one of the largest Chilean wine producers, and the second-largest Chilean wine exporter. The Company´s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Watt´s S.A., and Coors Brewing Company.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.

•         International Business: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations: It considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 13

PRESS RELEASE

ARS

Argentine Peso

CLP

Chilean Peso

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of Sales includes direct costs and manufacturing costs.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross margin

Gross profit as a percentage of Net sales.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, sales, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net Income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 13

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Second Quarter 2017)
Second Quarter	2017	2016	Total
	(CLP million)		Change %
Net sales	345,043	307,905	12.1
Cost of sales	(169,530)	(156,250)	8.5
% of net sales	49.1	50.7
Gross profit	175,513	151,655	15.7
MSD&A	(153,177)	(137,671)	11.3
% of net sales	44.4	44.7
Other operating income/(expenses)	459	921	(50.1)
EBIT	22,795	14,904	52.9
EBIT margin	6.6	4.8
Net financial expenses	(4,087)	(3,394)	20.4
Equity and income of JVs and associated	(3,116)	(1,814)	71.8
Foreign currency exchange differences	(513)	(77)	569.1
Results as per adjustment units	(53)	(799)	(93.4)
Other gains/(losses)	(1,807)	(1,594)	13.4
Total Non-operating result	(9,576)	(7,678)	24.7
Income/(loss) before taxes	13,219	7,227	82.9
Income taxes	(1,013)	3,404	(129.8)
Net income for the period	12,207	10,631	14.8

Net income attributable to:
The equity holders of the parent	8,455	6,281	34.6
Non-controlling interest	(3,751)	(4,350)	(13.8)

EBITDA	44,367	34,461	28.7
EBITDA margin	12.9	11.2

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	22.9	17.0	34.6
Earnings per ADR (CLP)	45.8	34.0	34.6

Depreciation	21,572	19,556	10.3
Capital Expenditures	33,732	32,900	2.5

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 13

PRESS RELEASE

Exhibit 2: Segment Information (Six months ended on June 30, 2017)
YTD as of June	2017	2016	Total
	(CLP million)		Change %
Net sales	793,728	722,098	9.9
Cost of sales	(371,957)	(339,546)	9.5
% of net sales	46.9	47.0
Gross profit	421,771	382,551	10.3
MSD&A	(322,066)	(295,954)	8.8
% of net sales	40.6	41.0
Other operating income/(expenses)	1,959	2,234	(12.3)
EBIT	101,664	88,831	14.4
EBIT margin %	12.8	12.3
Net financial expenses	(8,545)	(6,397)	33.6
Equity and income of JVs and associated	(5,348)	(3,009)	77.8
Foreign currency exchange differences	(1,132)	(696)	62.8
Results as per adjustment units	(218)	(1,477)	(85.2)
Other gains/(losses)	(3,634)	(8,441)	(56.9)
Total Non-operating result	(18,878)	(20,019)	(5.7)
Income/(loss) before taxes	82,786	68,812	20.3
Income taxes	(18,468)	(7,857)	135.1
Net income for the year	64,318	60,955	5.5

Net income attributable to:
The equity holders of the parent	55,054	50,867	8.2
Non-controlling interest	(9,264)	(10,088)	(8.2)

EBITDA	144,599	127,564	13.4
EBITDA margin %	18.2	17.7

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	149.0	137.7	8.2
Earnings per ADR (CLP)	298.0	275.3	8.2

Depreciation	42,934	38,733	10.8
Capital Expenditures	64,687	56,149	15.2

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 13

PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2017)
	1. Chile Operating segment (1)			2. International Business Operating segment			3. Wine Operating segment
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %	2017	2016	Total %
Volumes	3,511	3,419	2.7	1,241	981	26.5	364	376	(3.2)
Net sales	210,652	197,106	6.9	84,935	59,497	42.8	52,707	53,072	(0.7)
Net sales (CLP/HL)	60,001	57,644	4.1	68,418	60,625	12.9	144,945	141,302	2.6
Cost of sales	(102,076)	(96,286)	6.0	(36,822)	(29,013)	26.9	(31,721)	(29,179)	8.7
% of net sales	48.5	48.9		43.4	48.8		60.2	55.0
Gross profit	108,576	100,820	7.7	48,113	30,484	57.8	20,986	23,893	(12.2)
% of net sales	51.5	51.1		56.6	51.2		39.8	45.0
MSD&A	(86,111)	(85,083)	1.2	(50,893)	(39,318)	29.4	(13,728)	(13,494)	1.7
% of net sales	40.9	43.2		59.9	66.1		26.0	25.4
Other operating income/(expenses)	266	579		(29)	53		96	227
EBIT	22,731	16,316	39.3	(2,809)	(8,782)	(68.0)	7,354	10,626	(30.8)
EBIT Margin	10.8	8.3		(3.3)	(14.8)		14.0	20.0
EBITDA	37,815	30,518	23.9	1,114	(5,682)	(119.6)	9,269	12,430	(25.4)
EBITDA Margin	18.0	15.5		1.3	(9.6)		17.6	23.4

	4. Other/eliminations (1)			Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %
Volumes				5,116	4,776	7.1
Net sales	(3,251)	(1,769)	83.8	345,043	307,905	12.1
Net sales (CLP/HL)				67,445	64,465	4.6
Cost of sales	1,089	(1,772)	(161.4)	(169,530)	(156,250)	8.5
% of net sales				49.1	50.7
Gross profit	(2,162)	(3,542)	(38.9)	175,513	151,655	15.7
% of net sales				50.9	49.3
MSD&A	(2,445)	224	(1,190.0)	(153,177)	(137,671)	11.3
% of net sales				44.4	44.7
Other operating income/(expenses)	126	62		459	921
EBIT	(4,481)	(3,256)	37.6	22,795	14,904	52.9
EBIT Margin				6.6	4.8
EBITDA	(3,830)	(2,805)	36.5	44,367	34,461	28.7
EBITDA Margin				12.9	11.2

(1)   See exhibit 6: Results 2016 as previously reported and current adjustments.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 13

PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2017)
	1. Chile Operating segment (1)			2. International Business Operating segment			3. Wine Operating segment
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %	2017	2016	Total %
Volumes	8,788	8,531	3.0	2,982	2,570	16.1	682	676	0.9
Net sales	502,286	476,618	5.4	198,039	151,344	30.9	98,101	97,668	0.4
Net sales (CLP/HL)	57,156	55,867	2.3	66,405	58,893	12.8	143,898	144,493	(0.4)
Cost of sales	(232,102)	(218,945)	6.0	(81,311)	(64,883)	25.3	(59,869)	(54,085)	10.7
% of net sales	46.2	45.9		41.1	42.9		61.0	55.4
Gross profit	270,184	257,672	4.9	116,729	86,461	35.0	38,232	43,583	(12.3)
% of net sales	53.8	54.1		58.9	57.1		39.0	44.6
MSD&A	(183,481)	(184,657)	(0.6)	(108,239)	(85,913)	26.0	(25,235)	(25,260)	(0.1)
% of net sales	36.5	38.7		54.7	56.8		25.7	25.9
Other operating income/(expenses)	630	984		810	69		211	271
EBIT	87,333	73,999	18.0	9,300	617	1,407.2	13,208	18,595	(29.0)
EBIT margin	17.4	15.5		4.7	0.4		13.5	19.0
EBITDA	117,661	102,298	15.0	16,910	6,575	157.2	17,000	22,142	(23.2)
EBITDA margin	23.4	21.5		8.5	4.3		17.3	22.7

	4. Other/eliminations (1)			Total
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %
Volumes				12,452	11,777	5.7
Net sales	(4,698)	(3,532)	33.0	793,728	722,098	9.9
Net sales (CLP/HL)				63,743	61,314	4.0
Cost of sales	1,324	(1,633)	(181.1)	(371,957)	(339,546)	9.5
% of net sales				46.9	47.0
Gross profit	(3,373)	(5,165)	(34.7)	421,771	382,551	10.3
% of net sales				53.1	53.0
MSD&A	(5,112)	(125)	4,000.7	(322,066)	(295,954)	8.8
% of net sales				40.6	41.0
Other operating income/(expenses)	309	910		1,959	2,234
EBIT	(8,176)	(4,380)	86.7	101,664	88,831	14.4
EBIT margin				12.8	12.3
EBITDA	(6,972)	(3,450)	102.1	144,599	127,564	13.4
EBITDA margin				18.2	17.7

(1)   See exhibit 6: Results 2016 as previously reported and current adjustments.

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 13

PRESS RELEASE

Exhibit 5: Balance Sheet
	June 30	December 31	Total Change%
	2017	2016
	(CLP million)
ASSETS
Cash and cash equivalents	123,769	134,033	(7.7)
Other current assets	471,891	547,653	(13.8)
Total current assets	595,660	681,687	(12.6)

PP&E (net)	921,264	904,105	1.9
Other non current assets	307,103	286,236	7.3
Total non current assets	1,228,367	1,190,341	3.2
Total assets	1,824,027	1,872,027	(2.6)

LIABILITIES
Short term financial debt	76,648	66,680	14.9
Other liabilities	261,338	375,693	(30.4)
Total current liabilities	337,986	442,373	(23.6)

Long term financial debt	146,564	117,944	24.3
Other liabilities	117,894	111,054	6.2
Total non current liabilities	264,458	228,998	15.5
Total Liabilities	602,445	671,372	(10.3)

EQUITY
Paid-in capital	562,693	562,693	(0.0)
Other reserves	(148,701)	(142,973)	4.0
Retained earnings	679,182	657,578	3.3
Total equity attributable to equity holders of the parent	1,093,174	1,077,298	1.5
Non - controlling interest	128,408	123,358	4.1
Total equity	1,221,583	1,200,656	1.7
Total equity and liabilities	1,824,027	1,872,027	(2.6)

OTHER FINANCIAL INFORMATION

Total financial debt	223,212	184,624	20.9

Net Financial debt	99,443	50,591	96.6

Liquidity ratio	1.76	1.54
Financial Debt / Capitalization	0.15	0.13
Net Financial debt / EBITDA	0.33	0.18

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 13

PRESS RELEASE

Exhibit 6: Results 2016 as previously reported and current adjustments

Starting from the third quarter of 2016, the Company has incorporated in the Chile operating segment the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A. As of June 2016 the revenue and expenses of the Strategic Service Units were previously reported under Others. However, for comparability purposes, these revenues and expenses have been restated and are now allocated to Chile Operating segment explained in the following tables:

	1. Chile Operating segment			4. Other/eliminations
Second Quarter 2016
(In CLP million unless stated otherwise)	As previously reported	Adjustments	Adjusted	As previously reported	Adjustments	Adjusted
Net sales	195,364	1,741	197,106	(28)	(1,741)	(1,769)
Cost of sales	(98,959)	2,673	(96,286)	901	(2,673)	(1,772)
% of net sales	50.7		48.9
Gross profit	96,405	4,414	100,820	873	(4,414)	(3,542)
% of net sales	49.3		51.1
MSD&A	(75,837)	(9,246)	(85,083)	(9,021)	9,246	224
% of net sales	38.8		43.2
Other operating income/(expenses)	273	307	579	368	(307)	62
EBIT	20,840	(4,524)	16,316	(7,780)	4,524	(3,256)
EBIT Margin %	10.7		8.3
EBITDA	32,220	(1,701)	30,518	(4,506)	1,701	(2,805)
EBITDA Margin %	16.5		15.5

	1. Chile Operating segment			4. Other/eliminations
YTD as of June 2016
(In CLP million unless stated otherwise)	As previously reported	Adjustments	Adjusted	As previously reported	Adjustments	Adjusted
Net sales	473,993	2,624	476,618 '	(908)	(2,624)	(3,532)
Cost of sales	(227,340)	8,395	(218,945)	6,762	(8,395)	(1,633)
% of net sales	48.0		45.9
Gross profit	246,653	11,019	257,672	5,854	(11,019)	(5,165)
% of net sales	52.0		54.1
MSD&A	(172,138)	(12,518)	(184,657)	(12,643)	12,518	(125)
% of net sales	36.3		38.7
Other operating income/(expenses)	518	465	984	1,375	(465)	910
EBIT	75,033	(1,034)	73,999	(5,414)	1,034	(4,380)
EBIT Margin	15.8		15.5
EBITDA	98,040	4,258	102,298	808	(4,258)	(3,450)
EBITDA Margin	20.7		21.5

Office address: Vitacura 2670, 23rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 13

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 9, 2017